Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES

Computation of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended September 30,	Years Ended March 31,
	2007	2007	2006	2005	2004
Earnings from operations before income tax provision	$ 589,767	$ 1,043,854	$ 715,462	$ 470,758	$ 301,563
Fixed Charges:
Interest Expense	33,771	71,474	52,648	44,765	44,734
Interest on uncertain tax positions included in earnings from operations before income tax provision[2]	600	(649)	780	520	-
Portion of rental expenses representative of interest factor[1]	16,191	32,383	15,969	9,237	7,736
Earnings available for fixed charges	$ 640,329	$ 1,147,062	$ 784,859	$ 525,280	$ 354,033
Fixed Charges:
Interest Expense	$ 33,771	$ 71,474	$ 52,648	$ 44,765	$ 44,734
Interest expense included in interest expense not related to third party indebtedness[2]	(600)	649	(780)	(520)	-
Portion of rental expense representative of interest factor[1]	16,191	32,383	15,969	9,237	7,736
Total Fixed Charges	$ 49,362	$ 104,506	$ 67,837	$ 53,482	$ 52,470
Consolidated ratio of earnings to fixed charges	13.0	11.0	11.6	9.8	6.7

1)

The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Marketing Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.

2)

The portion of interest related to uncertain tax positions is excluded from the calculation.